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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


10035922

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-2595BD

8-2595

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Lazard Frères & Co. LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Rockefeller Plaza
(No. and Street)

New York (City) — New York (State) — 10020 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Ceglia — 212-632-6524 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center (Address) — New York (City) — New York (State) — 10281-1414 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2) SEC 1410(6-02).*

JD 3/15/10

AFFIRMATION

I, Michael J. Castellano, affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements and unconsolidated supplemental schedules pertaining to Lazard Frères & Co. LLC and subsidiaries (the "Company") for the year ended December 31, 2009 are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Michael J. Castellano
Chief Financial Officer

Subscribed and sworn
to before me this 26
day of February, 2010



JENNIE LEUNG
NOTARY PUBLIC, State of New York
No. 01LE6020761
Qualified in Queens County
Commission Expires March 1, 2011



Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Management Committee and Member of
Lazard Frères & Co. LLC:

We have audited the accompanying consolidated statement of financial condition of Lazard Frères & Co. LLC and subsidiaries (the "Company") as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in this consolidated financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of Lazard Frères & Co. LLC and subsidiaries at December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 26, 2010

LAZARD FRÈRES & CO. LLC
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2009
(Dollars In Thousands)

ASSETS	
Cash and cash equivalents	$ 388,801
Receivables, net:	
Fees	299,586
Affiliates	29,272
Related parties	12,784
Other	12,540
Investments	159,987
Property, net	33,964
Goodwill	92,027
Deferred tax assets	9,140
Other assets	44,773
TOTAL ASSETS	$ 1,082,874
LIABILITIES	
Accrued compensation and benefits	$ 243,432
Payables to affiliates	110,925
Accounts payable and accrued expenses	43,709
Payable to brokers and dealers	1,274
Capital lease obligations	1,485
Income taxes payable	9,331
Obligations under pension and other post-retirement benefit plans	9,296
Securities sold, not yet purchased	3,777
Other liabilities	32,637
TOTAL LIABILITIES	$ 455,866
COMMITMENTS AND CONTINGENCIES	
EQUITY	
Lazard Frères & Co. LLC member's equity	618,096
Accumulated other comprehensive loss, net of tax	(5,805)
Total Lazard Frères & Co. LLC member's equity	612,291
Noncontrolling interests	14,717
TOTAL EQUITY	$ 627,008
TOTAL LIABILITIES AND EQUITY	$ 1,082,874

See notes to consolidated statement of financial condition.

(Dollars In Thousands)

1. ORGANIZATION AND BASIS OF PRESENTATION

The Consolidated Statement of Financial Condition of Lazard Frères & Co. LLC (collectively referred to as the "Company"), a wholly-owned subsidiary of Lazard Group LLC, ("Lazard Group"), include the accounts of Lazard Frères & Co LLC ("LF & Co."), and its wholly-owned, non-guaranteed subsidiary, Lazard Asset Management LLC and its subsidiaries (collectively "LAM"), Goldsmith, Agio, Helms & Lynner, LLC and its subsidiaries ("GAHL"), LF&Co., Ltd and its subsidiary ("LF Ltd") and LFNY Funding LLC ("LFNY Funding").

Services provided by the Company primarily include:

- Financial Advisory, which includes providing advice on mergers and acquisitions and strategic advisory matters, restructurings and capital structure advisory services, capital raising and other transactions; and
- Asset Management, which includes the management of equity and fixed income securities and alternative investment and private equity funds for individual and institutional clients.

Lazard Ltd ("Lazard Ltd"), a Bermuda company, whose common stock is traded on the New York Stock Exchange, is the parent company and majority owner of Lazard Group. Lazard Group is partially owned by LAZ-MD Holdings LLC ("LAZ-MD"), a Delaware limited liability company whose equity interests are held by current and former managing directors of Lazard Group or its predecessor company, Lazard LLC.

Basis of Presentation - The Consolidated Statement of Financial Condition is prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's policy is to consolidate (i) entities in which it has a controlling financial interest, (ii) variable interest entities ("VIEs") where the Company has a variable interest and is deemed to be the primary beneficiary and (iii) limited partnerships where the Company is the general partner, unless the presumption of control is overcome. When the Company does not have a controlling interest in an entity, but exerts significant influence over the entity's operating and financial decisions, the Company applies the equity method of accounting and records its share of the net earnings or losses of the entity. All material intercompany balances have been eliminated. Any material events that occurred subsequent to December 31, 2009 through February 26, 2010 were reviewed for purposes of determining whether any adjustments or additional disclosures were required to be made to the Consolidated Statement of Financial Condition.

At December 31, 2009, approximately $247,507 of assets and $243,610 of liabilities were attributable to subsidiaries that were not consolidated for purposes of the LF & Co. unaudited Financial and Operational Combined Uniform Single ("FOCUS") filing at December 31, 2009 and the Consolidated Statement of Financial Condition contained herein.

2. SIGNIFICANT ACCOUNTING POLICIES

Foreign Currency Translation - The Consolidated Statement of Financial Condition is presented in U.S. dollars. The Company's non-U.S. subsidiaries have a functional currency (*i.e.*, the currency in which operational activities are primarily conducted) that is other than the U.S. dollar, generally the currency of the country in which such subsidiaries are domiciled. Such subsidiaries' assets and liabilities are translated into U.S. dollars at year-end exchange rates.

Use of Estimates - In preparing the Consolidated Statement of Financial Condition, management makes estimates and assumptions regarding:

- Valuations of assets and liabilities requiring fair value estimates including, but not limited to:
  - investments and securities sold, not yet purchased;
  - the carrying amount of goodwill;
  - assumptions used to value pension plan and other post-retirement benefit plan assets and liabilities;
- The adequacy of the allowance for doubtful accounts;
- The outcome of pending or potential litigation;
- Other matters that affect the reported amounts and disclosure of contingencies in the Consolidated Statement of Financial Condition; and
- The realization of deferred taxes and adequacy of tax reserves for uncertain tax positions.

Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ from those estimates and could have a material impact on the Consolidated Statement of Financial Condition.

Cash and Cash Equivalents - The Company defines cash equivalents as short-term, highly liquid securities and cash deposits with original maturities of 90 days or less when purchased. The Company has cash and cash equivalents of $97,644 and $129,174 that are invested in J.P. Morgan U.S. Government Money Market Fund Premier and J.P. Morgan U.S. Government Money Market Fund Institutional Class, respectively, which are held in brokerage accounts.

Investments - Investments are carried at fair value and consist of publicly traded debt and equity securities, interests in LAM alternative asset management funds, general partnership interests in LAM alternative asset management funds consolidated by the Company, restricted equity securities, private equity funds and direct private equity interests. The fair value of publicly traded debt and equity securities is determined by quoted market prices.

Interests in LAM alternative asset management funds principally represent general partnership interests in LAM-managed hedge funds. The fair value of such investments owned by the Company reflects the pro rata value of the ownership of the underlying securities in the funds, the fair value of which is determined through quoted market prices of the underlying securities as provided by external pricing sources.

General Partnership interests in LAM alternative asset management funds are held directly by certain current and former employees of LAM but are controlled by the Company and therefore consolidated by the Company. The associated equity interests consolidated but not owned by the Company was $14,717 at December 31, 2009 and is included in noncontrolling interest on the Consolidated Statement of Financial Condition.

Private equity investments are primarily comprised of investments in private equity funds and direct private equity interests that are valued, in the absence of observable market prices, using the following methodology. Investments are initially carried at cost, which approximates fair value and then are subsequently adjusted for additional capital raising transactions such as the issuance of new member interests or through a sale of existing equity to a third party or other events that are indicative of fair value. In the absence of third party transactions, the carrying value of such investments may be adjusted if it is determined that the expected realizable value of the investment differs from the carrying value. In reaching that determination, consideration is given to many factors including, but not limited to, the operating cash flows and financial performance of the investee, trends within sectors and/or regions, underlying business models and any specific rights or terms associated with the investment, such as conversion features, liquidation preferences or restrictions.

Allowance for Doubtful Accounts – The Company maintains an allowance for bad debts to provide coverage for estimated losses from fee and other receivables. The Company determines the adequacy of the allowance by estimating the probability of loss based on management's analysis of the client's creditworthiness and past client history and specifically reserves against exposures where the Company determines the receivable may be impaired which may include situations where a fee is in dispute or litigation has commenced.

With respect to fees receivables from Financial Advisory activities, such receivables are generally deemed past due when they are outstanding 60 days from the date of invoice. However, some Financial Advisory transactions, primarily those undertaken by our Private Fund Advisory Group, ("PFAG") include specific contractual payment terms that may vary from one month to four years (as is the case for private fund advisory fees) following the invoice date or may be subject to court approval (as is the case with restructuring activities that include bankruptcy proceedings). In such cases, receivables are deemed past due when payment is not received by the agreed-upon contractual date or the court approval date, respectively. Financial Advisory fee receivables past due in excess of 180 days are fully provided for unless there is evidence that the balance is collectable.

Money Management fees are deemed past due and fully provided for when such receivables are outstanding one year after the invoice date.

Notwithstanding the Company's policy for receivables past due, any receivables that the Company determines are impaired result in specific reserves against such exposures.

Other Receivables - Other receivables consist of $10,694 related to the settlement of mutual fund transactions with customers of the Company's asset management business and $1,846 of cash collateral on swap contracts. These receivables are short-term in nature, and accordingly, their carrying amount approximates fair value.

Property, net - Leasehold improvements, furniture and equipment are stated at cost, less accumulated depreciation and amortization. Leasehold improvements are capitalized and are amortized on a straight line basis over the lesser of the economic useful life of the improvement or the term of the lease, which generally range between 3 and 15 years. Depreciation of furniture and equipment including computer hardware and software is determined on a straight line basis using estimated useful lives, generally between 3 to 13 years.

Goodwill - Goodwill is presumed to have an indefinite life and is required to be tested for impairment annually or more frequently if circumstances indicate impairment may have occurred. The Company assesses whether any goodwill recorded by its applicable reporting units is impaired by comparing the fair value of each business with its respective carrying amount. In this process, the Company uses its best judgment and information available to it at the time to perform this review and utilizes various valuation techniques in order to determine the applicable fair values.

Securities Sold, Not Yet Purchased - Securities sold, not yet purchased are stated at fair values that are determined from market quotes. Securities transactions and the related revenues and expenses are recorded on a trade date basis.

Derivative Instruments - A derivative is typically defined as an instrument whose value is "derived" from underlying assets, indices or reference rates, such as a future, forward, swap, or option contract, or other financial instrument with similar characteristics. Derivative contracts often involve future commitments to exchange interest payment streams or currencies based on a notional or contractual amount (*e.g.*, interest rate swaps or currency forwards) or to purchase or sell other financial instruments at specified terms on a specified date (*e.g.*, options to buy or sell securities or currencies).

The Company entered into equity swaps to hedge exposures to fluctuations in the equity markets. The Company reports its derivative instruments separately as assets and liabilities unless a legal right of set-off exists under a master netting agreement enforceable by law. The Company's derivative instruments are recorded at their fair value and are included in "other assets" and "other liabilities" on the Consolidated Statement of Financial Condition. The Company elected to not apply hedge accounting to its derivative instruments held.

Fair Value of Financial Assets and Liabilities - The majority of the Company's financial assets and liabilities are recorded at fair value or at amounts that approximate fair value. Such assets and liabilities include cash and cash equivalents, receivables, investments, securities sold, not yet purchased, and derivative instruments.

Noncontrolling Interest - Noncontrolling interest in the Consolidated Statement of Financial Condition is comprised of interests in various LAM related general partnerships held by others.

Revenue Recognition

Investment Banking and Other Advisory Fees - Fees for merger and acquisition advisory services and financial restructuring advisory services are recorded when earned, which is generally the date the related transactions are consummated. Transaction related expenses, which are directly related to such transactions and billable to clients, are deferred until they are billed or become realizable.

Money Management Fees - Money management fees are earned from investment management and advisory services provided to institutional and private clients. Fees are recorded on an accrual basis and are primarily based on a percentage of client assets managed. Fees vary with the type of assets managed, with higher fees earned on equity assets, alternative investment (such as hedge funds) and private equity products, and lower fees earned on fixed income and money market products.

The Company may earn performance-based incentive fees on various investment products, including alternative investment funds such as hedge funds, private equity funds, and traditional products, such as mutual funds. Incentive fees are calculated based on a specified percentage of a fund's net appreciation, in some cases in excess of established benchmarks. Incentive fees are recorded when realized and paid at the end of the measurement period. Incentive fees on hedge funds generally are subject to loss carry-forward provisions in which losses incurred by the funds in any year are applied against certain future period net appreciation before any incentive fees can be earned.

The Company records incentive fees at the end of the relevant performance measurement period, when potential uncertainties regarding the ultimate realizable amounts have been determined. The performance fee measurement period is generally an annual period, unless an account terminates during the year. Incentive fees received at the end of the measurement period are not subject to reversal or payback. Receivables relating to money management and incentive fees are reported in "fee receivables, net" on the Consolidated Statement of Financial Condition.

Soft Dollar Arrangements - The Company's asset management business obtains research and other services through "soft dollar" arrangements. Consistent with the "soft dollar" safe harbor established by Section 28(e) of the Securities Exchange Act of 1934, as amended, the asset management business does not have any contractual obligation or arrangement requiring it to pay for research and other services obtained through soft dollar arrangements with third party brokers. Instead, the provider is obligated to pay for these services. Consequently, the Company does not incur any liability and does not accrue any expenses in connection with any research or other services obtained by the asset management business pursuant to such soft dollar arrangements. If the use of soft dollars is limited or prohibited in the future by regulation, the Company may have to bear the costs of research and other services.

Income Taxes - Deferred income taxes are provided for the effects of temporary differences between the tax basis of an asset and liability and its reporting amount in the Consolidated Statement of Financial Condition. These temporary differences result in taxable or tax deductible amounts in future years and is measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized and, when necessary, valuation allowances are established. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible. Management considers the level of historical taxable income, scheduled reversals of deferred taxes, projected future taxable and tax planning strategies that can be implemented by the Company in making this assessment. Furthermore, management applies the more likely than not criteria prior to the recognition of a financial statement benefit of a tax position taken in a tax return with respect to uncertainty in income taxes.

The Company's accounting policy provides that interest and penalties related to income taxes is to be included in income tax expense.

3. RECENT ACCOUNTING PRONOUNCEMENTS

Fair Value Measurements - On January 1, 2008, the Company adopted, on a prospective basis, the required provisions of new accounting guidance issued by the Financial Accounting Standards Board ("FASB") on fair value measurements, which, among other things, defined fair value, established a framework for measuring fair value and enhanced disclosure requirements about fair value measurements with respect to its financial assets and financial liabilities. On January 1, 2009, the Company adopted the remaining provisions of the new guidance issued, as permitted by an amendment which delayed the effective date of the new accounting guidance for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). These nonfinancial items included, for example, reporting units required to be measured at fair value for annual goodwill impairment testing purposes and nonfinancial assets acquired and liabilities assumed in a business combination. Neither the adoption of the required provisions of the new guidance, nor the subsequent adoption of the remaining provisions of the new guidance as permitted by the amendment, had a material impact on the Company's Consolidated Statement of Financial Condition.

On April 1, 2009, the Company adopted, on a prospective basis, additional accounting guidance issued by the FASB on fair value measurements. The additional accounting guidance assists in the determination of fair value for securities or other financial assets when the volume and level of activity for such items have significantly decreased when compared with normal market activity and there is no longer sufficient frequency or volume to provide pricing information on an ongoing basis. The additional accounting guidance also assists in determining whether or not a transaction is orderly and whether or not a transaction or quoted price can be considered in the determination of fair value. Accordingly, the additional accounting guidance does not apply to quoted prices for identical assets or liabilities in active markets categorized as Level 1 in the fair value measurement hierarchy, and also requires that additional fair value disclosures be included on an interim basis. See Note 9 of Notes to Consolidated Statement of Financial Condition for the additional disclosures provided pursuant to the additional accounting guidance. The adoption of additional guidance regarding fair value measurements did not materially impact the Company's Consolidated Statement of Financial Condition.

On January 12, 2010, the FASB amended its guidance on fair value measurement disclosures to add new requirements for disclosures about transfers into and out of Level 1 and 2 categories in the fair value measurement hierarchy, and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements. The amended guidance also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. The new requirements for disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements, in the roll forward of activities in Level 3 fair value measurements, which are effective for interim and annual reporting periods beginning after December 15, 2010. The Company does not anticipate that the adoption of the amended guidance on fair value measurement-related disclosures will have a material impact on its Consolidated Statement of Financial Condition.

Business Combinations - On January 1, 2009, the Company adopted, on a prospective basis, new accounting guidance issued by the FASB on business combinations. The new accounting guidance supersedes or amends other related authoritative literature although it retains the fundamental requirements that the acquisition method of accounting (previously referred to as the "purchase method") be used for all business combinations and that an acquirer be identified for each business combination. The new guidance also establishes principles and requirements for how the acquirer (a) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in an acquiree; (b) recognizes and measures the goodwill acquired in a business combination or a gain from a bargain purchase; and (c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of a business combination. The new guidance also requires the acquirer to expense, as incurred, costs relating to any acquisitions. The adoption of the new accounting guidance did not have an impact on the Company's Consolidated Statement of Financial Condition. Prospectively, all acquisitions will conform to the new accounting guidance.

As of December 31, 2009, the Company adopted amended accounting guidance issued by the FASB for business combinations. The amended guidance clarifies the initial recognition and measurement, subsequent measurement and accounting and disclosure of assets and liabilities arising from contingencies in a business combination. The adoption of the amended guidance did not materially impact the Company's Consolidated Statement of Financial Condition.

Noncontrolling Interests - On January 1, 2009, the Company adopted, new presentation and disclosure requirements issued by the FASB with respect to noncontrolling interests in consolidated financial statements. Additional guidance was also issued to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. The new accounting guidance clarified that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. In addition, the new guidance also changes the way the consolidated income statement is presented by requiring consolidated net income to include amounts attributable to both the parent and the noncontrolling interests with separate disclosure of each component on the face of the consolidated income statement. The adoption of the new guidance did not materially impact the Company's Consolidated Statement of Financial Condition.

Derivative Instruments and Hedging Activities - On January 1, 2009, the Company adopted, on a prospective basis, new disclosure guidance issued by the FASB regarding derivative instruments and hedging activities. The new guidance enhances the current disclosure framework for derivative instruments and hedging activities, including how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for and how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows. The adoption of the new disclosure guidance did not materially impact the Company's Consolidated Statement of Financial Condition.

Employers' Postretirement Benefit Plans -In December 2008, the FASB amended its disclosure requirements with respect to employers' postretirement benefit plan assets by requiring more detailed disclosures about an employer's plan assets, including an employer's investment strategies, major categories of plan assets, concentrations of risk within plan assets and valuation techniques used to measure the fair value of plan assets. The disclosures about plan assets required by this amendment are required to be provided for fiscal years ending after December 15, 2009. Upon initial application, the provisions of this amendment are not required for earlier periods that are presented for comparative purposes. Earlier application of the provisions of this amendment is permitted. The adoption of this amendment in 2009 did not have a material impact on the Company's Consolidated Statement of Financial Condition.

(Dollars In Thousands)

Variable Interest Entities - In June 2009, the FASB amended its guidance on VIEs. The amended guidance changes how a company determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. It also requires a company to provide additional disclosures about its involvement with VIEs and any significant changes in risk exposure due to that involvement. The requirements of the amended accounting guidance are effective for interim and annual periods beginning after November 15, 2009 and early adoption is prohibited. The Company is currently assessing the impact the amended accounting guidance will have on its Consolidated Statement of Financial Condition.

4. LAM MERGER TRANSACTION

On September 25, 2008, pursuant to a definitive merger agreement, Lazard Group, LAM and Laz Sub I, LLC, a newly formed subsidiary of the Company, completed the merger of Laz Sub I, LLC with and into LAM (the "LAM Merger"). Prior to the LAM Merger, the common equity interests of LAM were held by the Company and certain other equity interests of LAM, representing contingent payments should a fundamental transaction occur, as described below, were held by present and former employees of LAM. Following the LAM Merger, all equity interests of LAM are owned directly or indirectly by the Company. The equity interests of LAM that were held, prior to the LAM Merger, by the then present and former employees of LAM and its subsidiaries (and certain related phantom rights issued as an incentive compensation) entitled the holders to payments totaling approximately 23% of the net proceeds or imputed valuation of LAM (after deductions for payments to creditors of LAM and the return of capital in LAM) in connection with certain specified fundamental transactions concerning LAM or Lazard Ltd, including a sale of LAM or Lazard Ltd, certain non-ordinary course asset sales and major acquisitions.

In consideration for the outstanding equity interests, Lazard Group agreed to pay aggregate non-contingent consideration consisting of cash and Lazard Ltd Class A common stock amounting to $161,191. Lazard Group subsequently contributed these interests to the Company, which were credited to Member's equity.

In consideration for the outstanding phantom rights, LAM agreed to pay aggregate non-contingent consideration that consists of (i) cash payments in December, 2008 and January, 2009, totaling $12,430, (ii) a cash payment on October 31, 2011 of $16,395 and (iii) a payment on October 31, 2011 of 399,485 shares of Lazard Ltd Class A common stock (plus additional shares of Class A common stock in an amount determined by reference to the cash dividends paid on Lazard Ltd Class A common stock since the closing of the LAM Merger, if any). However, in the case of clause (ii) and (iii) and with respect to certain present employees of LAM, payment is subject to provisions that delay payment until the eighth anniversary of the closing of the LAM Merger if the applicable employee is no longer employed by Lazard Ltd or its affiliates through October 31, 2011, subject to certain exceptions. The merger agreement also contains an accelerated payment provision that generally provides that if there is a change in control of Lazard Ltd or a sale of LAM, any and all of the above-mentioned consideration will be payable as of the date of such change in control. The related liability for the present value of the unpaid cash consideration as of December 31, 2009 amounted to $14,252, and is included in accrued compensation and benefits.

(Dollars In Thousands)

5. FEE RECEIVABLES

Fee receivables consist of investment banking fees, PFAG fees and money management and investment advisory fees at December 31, 2009:

Financial advisory fees:	
Investment banking	$ 106,471
PFAG	71,718
Money management fees:	
Management and investment advisory services	124,755
Total fee receivables	302,944
Less: Allowance for doubtful accounts	(3,358)
Fee receivables, net	$ 299,586

6. PROPERTY, NET

At December 31, 2009, property, net consists of the following:

Leasehold improvements	$ 90,988
Furniture and equipment	36,166
Total	127,154
Less - Accumulated depreciation and amortization	(93,190)
Property, net	$ 33,964

Furniture and equipment at December 31, 2009 includes $3,190 of assets that were acquired under capital leases. Accumulated depreciation on these assets amounts to $1,826 at December 31, 2009.

7. GOODWILL

On August 13, 2007, Lazard Group acquired all of the outstanding ownership interests of GAHL, a Minneapolis-based investment bank specializing in financial advisory services to mid-sized private companies. Lazard Group contributed cash, all of the net tangible assets and goodwill totaling $1,051, $4,603 and $84,107, respectively to the Company. The purchase agreement between Lazard Group and GAHL contains provisions for contingent consideration to be paid if GAHL meets specified performance targets. Contingent consideration will represent goodwill to Lazard Group, which is expected to be contributed to the Company by Lazard Group, and will be recognized in the period the contingencies have been satisfied.

The Company performs a goodwill impairment test annually or more frequently if circumstances indicate an impairment may have occurred. The Company has selected December 31 as the date to perform its annual impairment test. Pursuant to the Company's goodwill impairment test for the year ended December 31, 2009, the Company compared the fair value of each of its applicable reporting units to their corresponding carrying amounts, including goodwill, and determined that no impairment existed.

8. TRANSACTIONS WITH AFFILIATES AND RELATED PARTIES

In the ordinary course of business the Company transacts with, provides services to, or receives services from certain affiliates and subsidiaries of Lazard Group. These affiliates and subsidiaries along with Lazard Ltd are referred to herein as affiliates.

LFCM Holdings LLC ("LFCMH") owns businesses formerly owned by the predecessor company of Lazard Group. These businesses include; Lazard Capital Markets LLC ("LCM"), a capital markets business that conducts sales and trading of equity, fixed income and convertible securities and brokerage, research and underwriting services and; Lazard Alternative Investments ("LAI"), a business that specializes in investments in private equity fund management activities.

LAZ-MD and LFCMH are owned by current and former managing directors of Lazard Group. LAZ-MD and LFCMH and its subsidiaries LCM and LAI, are considered related parties to the Company.

A description of material affiliated and related party balances included in the Consolidated Statement of Financial Condition of the Company as of December 31, 2009 are set forth below.

Investment Banking and Other Advisory Fees - The Company periodically shares investment banking and other advisory fees with affiliates that have jointly performed services relative to the completion of certain transactions.

LCM generally underwrites and distributes U.S. securities offerings and private placement transactions originated by the Company's Financial Advisory business pursuant, to a business alliance agreement between Lazard Group and LFCMH.

Executive Management Service Charge - The Company, through an agreement with an affiliate, Lazard Strategic Coordination Company LLC, ("LSCC"), a wholly-owned subsidiary of Lazard Group, is allocated a portion of the costs associated with the management, administration and operations of Lazard Group. Such costs are allocated based on the relative percentage of revenues of each of Lazard Group's affiliates. In certain cases, such costs are initially incurred by the Company and the Company is subsequently reimbursed by LSCC for the portion of costs allocated to other Lazard Group affiliates.

(Dollars In Thousands)

Administrative Services Agreement – Pursuant to the administrative services agreement, dated May 10, 2005, by and among LAZ-MD, LFCMH and Lazard Group (the "administrative services agreement"), Lazard Group, through the Company and its subsidiaries, provides selected administrative and support services to LAZ-MD and LFCMH. These services include cash management and debt service administration, accounting and financing activities, tax, payroll, human resources administration, financial transaction support, information technology, public communications, data processing, procurement, real estate management, and other general administrative functions.

The administrative services agreement generally expired December 31, 2008, but was subject to automatic annual renewal, unless either party gives 180 days' notice of termination. As of December 31, 2009, neither party has given the required notice of termination nor has the agreement been automatically renewed for a period of one year. LFCMH and Lazard Group have a right to terminate the services earlier if there is a change of control of either party or the business alliance provided in the business alliance agreement expires or is terminated. The party receiving a service may also terminate a service earlier upon 180 days' notice as long as the receiving party pays the service provider an additional three months of service fee for the terminated service.

Receivables from Affiliates - Receivables from affiliates of $29,272 is primarily comprised of $26,438 for costs the Company charged to LSCC under the Executive Management Services agreement and $2,571 of a loan due from Lazard Group.

Receivables from Related Parties - Receivables from related parties of $12,784 as of December 31, 2009 comprised primarily of receivables from LCM for referral fees of $5,492 for introducing underwriting and private placement transactions that generate underwriting and private placement fees for LCM and $5,542 for services provided to LFCMH in connection with the Company's Administrative Services Agreement.

Payables to Affiliates – Payables to affiliates is comprised of the following items at December 31, 2009:

Banking and PFAG fee sharing	$ 34,776
Equity based compensation charges due to Lazard Group	37,883
Executive management services agreement charges to LSCC	15,965
Payable to Lazard Group in connetion with LAM Merger	11,814
Loan payable to Lazard Group	9,954
Other	533
Total Payables to Affiliates	$ 110,925

(Dollars In Thousands)

9. INVESTMENTS AND OTHER FINANCIAL INSTRUMENTS AT FAIR VALUE

The Company's investments, derivative instruments, equity method investments and securities sold, not yet purchased as of December 31, 2009, consist of the following:

Investments:	
Debt securities	
U.S. Government and agency securities	$ 20,030
Non-U.S. Government and agency securities	4,547
Equities	63,914
Interests in LAM alternative asset management funds:	
GP interests owned	50,080
GP interests consolidated	14,345
Private equity investments	4,200
Equity method investments	2,871
Total Investments	139,957
Less: Equity method investments	2,871
Total Investments, at fair value	$ 137,086
Other Financial Instruments at Fair Value:	
Securities sold, not yet purchased	$ 3,777
Derivative instruments (included in "payable to brokers and dealers")	$ 967

Interests in LAM alternative asset management funds include (i) general partnership ("GP") interests owned by the Company in LAM-managed hedge funds and (ii) General Partnership interests consolidated ("GP interests consolidated") by the Company. GP interests consolidated by the Company represent interests in certain LAM alternative investment funds that the Company holds either zero or a less than 50% ownership interest but are deemed to be controlled by, and therefore consolidated by the Company.

The fair values of the GP interests and GP interests consolidated are determined through quoted market values of the underlying securities as provided by external pricing sources.

Private equity investments are primarily comprised of investments in private equity funds and direct private equity interests.

Equity method investments include a joint venture investment in StL Participacões Ltda, a Brazil-based financial advisory services firm and an investment in Lazard India Holding Limited.

At December 31, 2009, the Company held derivative contracts to hedge market risk associated with certain investments in LAM managed accounts. The fair value of these derivatives contracts amounted to $967 at December 31, 2009 and is included in "payable to brokers and dealers" on the accompanying Consolidated Statement of Financial Condition.

(Dollars In Thousands)

The Company was a party to a Prime Brokerage Agreement with Lehman Brothers Inc. ("LBI") for certain accounts involving investment strategies managed by LAM. On September 9, 2008, LAM requested a transfer of such accounts, of which $11,509 was not received. On September 15, 2008, Lehman Brothers Holdings, Inc., the ultimate parent company in the Lehman group, filed for protection under Chapter 11 of the United States Bankruptcy Code and a number of Lehman group entities in the U.K. entered into administration proceedings under the Insolvency Act 1986. In addition, the Securities Investor Protection Corporation commenced liquidation proceedings on September 19, 2008 pursuant to the Securities Investor Protection Act of 1970, as amended, with respect to LBI. The administration and the evolving situation and proceedings expose the Company to possible loss due to counterparty credit and other risk. During 2008, the Company fully reserved the entire amount of such possible loss. The Company is actively seeking recovery of such amount.

The Company categorizes its investments and certain other assets and liabilities recorded at fair value into a three-level fair value hierarchy as follows:

Level 1. Assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that the Company has the ability to access.

Level 2. Assets and liabilities whose values are based on quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in non-active markets or inputs other than quoted prices that are directly observable or derived principally from or corroborated by market data.

Level 3. Assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability. Items included in Level 3 include financial assets and liabilities that would ordinarily have quoted observable or market-corroborated prices or valuation inputs; but, whose volume and level of trading activity have significantly decreased when compared with normal market activity and there is no longer sufficient trading frequency or volume to provide pricing information on an ongoing basis.

The Company's Level 3 assets consist of private equity investments that are valued, in the absence of observable market prices, initially at cost, which is subsequently adjusted for additional capital raising transactions such as the issuance of new member interests or through a sale of existing equity to a third party or other events that are indicative of fair value. In the absence of third party transactions, the carrying value of such investments may be adjusted if it is determined that the expected realizable value of the investment differs from the carrying value. In reaching that determination, consideration is given to many factors including, but not limited to, the operating cash flows and financial performance of the investee, trends within sectors and/or regions, underlying business models, expected exit timing and strategy, and any specific rights or terms associated with the investment, such as conversion features, liquidation preferences or restrictions.

(Dollars In Thousands)

With respect to the majority of private equity investments, the Company utilizes information derived from fund managers for the determination of such fair values.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2009:

	Fair Value Measurements on a Recurring Basis			
	Level 1	Level 2	Level 3	Total
Assets:				
Investments:				
Debt securities	$ 24,577	-	-	$ 24,577
Equities	47,982	$ 15,932	-	63,914
Interests in LAM alternative asset management funds:				
GP interests owned	-	50,080	-	50,080
GP interests consolidated	-	14,345	-	14,345
Private equity investments	-	-	$ 4,200	4,200
Total Investments at fair value	$ 72,559	$ 80,357	$ 4,200	$ 157,116
Liabilities:				
Securities sold, not yet purchased	$ 3,777	-	-	$ 3,777
Derivatives	-	$ 967	-	967
Total Liabilities	$ 3,777	$ 967	-	$ 4,744

10. COMMITMENTS AND CONTINGENCIES

Leases - The Company leases office space under non-cancelable operating lease agreements and office equipment and computer hardware and software under non-cancelable capital and operating lease agreements, which expire on various dates through 2019. Office space lease agreements, in addition to base rentals, are generally subject to escalation based on certain costs incurred by the landlord. The Company subleases office space under agreements, which expire on various dates through March 2012.

(Dollars In Thousands)

Minimum rental commitments under these leases are as follows:

	Minimum Rental Commitments	
Year Ending December 31,	**Capital Leases**	**Operating Leases**
2010	$ 697	$ 32,408
2011	670	30,549
2012	229	17,824
2013	62	5,329
2014	4	3,992
Thereafter	-	11,100
Total minimum lease payments	$ 1,662	$ 101,202
Less: Interest on capital lease commitments	173	
Present value of capital lease commitments	$ 1,489	
Less-Sublease proceeds		7,158
Net lease payments		$ 94,044

Other Commitments - At December 31, 2009, the Company had agreements with certain senior advisors that entitle them to future minimum payments relating to advisory services. These future minimum payments amount to $14,358 and $8,029 for the years ended December 31, 2010 and 2011, respectively. Such agreements are cancelable under certain circumstances. Additionally, the Company has commitments of $389 in connection with an employee retention plan at one of its subsidiaries.

Legal - The Company's businesses, as well as the financial services industry generally, are subject to extensive regulation throughout the world. From time to time, the Company is involved in a number of judicial, regulatory and arbitration proceedings and inquiries concerning matters arising in connection with the conduct of the Company's businesses, including proceeding initiated by former employees alleging wrongful termination. The Company reviews such matters on a case-by-case basis and establishes any required reserves if a loss is probable and the amount can be reasonably estimated. Management believes, based on current available information, that the results of such matters, in the aggregate, will not have a material adverse effect on its financial condition.

11. EQUITY

Pursuant to the Company's operating agreement, the Company allocates and distributes to Lazard Group a substantial portion of its distributable profits throughout the year and as soon as practicable after the end of each fiscal year.

(Dollars In Thousands)

12. INCENTIVE PLANS

Lazard Ltd Share-Based Incentive Plan Awards - A description of Lazard Ltd's, the Company's ultimate parent, 2005 Plan and 2008 Plan, and activity with respect thereto during the year ended December 31, 2009 related to the Company is presented below.

Shares Available Under the 2005 Plan and 2008 Plan - The 2005 Plan authorizes the issuance of up to 25,000,000 shares of Lazard Ltd's Class A common stock pursuant to the grant or exercise of stock options, stock appreciation rights, restricted stock, stock units and other equity-based awards. Each stock unit granted under the 2005 Plan represents a contingent right to receive one share of Class A common stock of Lazard Ltd, at no cost to the recipient. The fair value of such stock unit awards is determined based on the closing market price of Lazard Ltd's Class A common stock at the date of grant.

In addition to the shares available under the 2005 Plan, additional shares of Lazard Ltd's Class A common stock are available under the 2008 Plan, which was approved by the stockholders of Lazard Ltd on May 6, 2008. The maximum number of shares available under the 2008 Plan is based on a formula that limits the aggregate number of shares that may, at any time, be subject to awards that are considered "outstanding" under the 2008 Plan to 30% of the then-outstanding shares of Lazard Ltd's Class A common stock (treating, for this purpose, the then-outstanding exchangeable interests of LAZ-MD as outstanding shares of Lazard Ltd Class A common stock, as described in the 2008 Plan).

Restricted Stock Unit Grants ("RSUs") - RSUs require future service as a condition for the delivery of the underlying shares of Lazard Ltd Class A common stock and convert into Lazard Ltd Class A common stock on a one-for-one basis after the stipulated vesting periods. The grant date fair value of the RSUs, net of an estimated forfeiture rate, is amortized over the vesting periods or requisite service periods. RSUs issued subsequent to December 31, 2005 generally include a dividend participation right that provides that during vesting periods each RSU is attributed additional RSUs (or fractions thereof) equivalent to any ordinary quarterly dividends paid on Lazard Ltd Class A common stock during such period. During the year ended December 31, 2009, such dividend participation rights related to these shares allocated to the Company required the issuance of 104,418 RSUs.

(Dollars In Thousands)

The following is a summary of activity relating to RSUs allocated to the Company during the year ended December 31, 2009:

	Units	Weighted Average Grant Date Fair Value
Balance, December 31, 2008	6,078,624	$ 38.97
Granted (including 104,418 RSUs related to dividend participation)	3,758,618	$ 31.56
Forfeited	(227,729)	$ 36.02
Vested / Converted	(1,018,753)	$ 39.33
Balance, December 31, 2009	8,590,760	$ 35.77

Lazard Ltd periodically assesses the forfeiture rates used for such estimates. A change in estimated forfeiture rates would cause the aggregate amount of compensation expense recognized in future periods to differ from the estimated unrecognized compensation expense.

Other Incentive Awards - A portion of the incentive awards granted in February, 2009 included a deferred cash component aggregating $36,908, which was originally scheduled to vest over a maximum period of four years. During the fourth-quarter of 2009, in connection with a review by Lazard Ltd of its compensation policy, Lazard Ltd accelerated the vesting of the then unamortized portion of such previously awarded deferred cash incentive awards.

Incentive Awards Granted In February, 2010 - In February 2010, Lazard Ltd granted 2,691,096 RSUs to eligible employees that vest one third on March 1, 2012 and two thirds on March, 2013. These RSUs had a fair value on the date of grant of $36.10 per RSU.

Lazard Group Incentive Plan - Lazard Group also has an incentive compensation plan (the "Plan") pursuant to which amounts are invested in a sponsored investment vehicle for certain key employees of Lazard Group. Expenses for the Plan are recorded by the Company, except for LAM, based on an allocation from Lazard Group on the dates on which capital calls from such vehicles are funded by Lazard Group. LAM records expenses for the Plan based on amounts paid to satisfy its direct commitment to the Plan. LAM had remaining commitments, at December 31, 2009, of approximately $258.

(Dollars In Thousands)

13. REGULATORY REQUIREMENTS

LF & Co. is a U.S. registered broker-dealer and is subject to the net capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934. Under the basic method permitted by this rule, the minimum required net capital, as defined, is a specified fixed percentage of total aggregate indebtedness recorded in LF & Co.'s FOCUS report filed with the Financial Industry Regulatory Authority ("FINRA"), or $100, whichever is greater. At December 31, 2009, the Company's regulatory net capital required was $9,574, and its regulatory net capital in excess of the minimum was $35,843.

Proprietary accounts held at LCM ("PAIB assets") are considered allowable assets in the computation pursuant to a PAIB agreement between LF&Co. and LCM, the requirements of which, include that LCM perform a computation for PAIB assets similar to the customer reserve computation set forth in SEC Rule 15c3-3.

A subsidiary of GAHL and certain LAM subsidiaries are subject to various capital adequacy requirements promulgated by various regulatory and exchange authorities in the countries in which they operate. At December 31, 2009, each of these subsidiaries individually was in compliance with its capital requirements.

14. EMPLOYEE BENEFIT PLANS

The Company and certain of its subsidiaries provide retirement and other post-employment benefits to certain of its employees through defined contribution and defined benefit pension plans and other post-retirement benefit plans. The Company has the right to amend or terminate its benefit plans at any time subject to the terms of such plans.

The Company's Pension and Post-Retirement Benefit Plans are described below.

Pension and Post Retirement Benefits - The Company has two non-contributory defined benefit pension plans in the United States. The Employees' Pension Plan ("EPP"), which provides benefits to participants based on certain averages of compensation, as defined, and the Employees' Pension Plan Supplement ("EPPS"), which provides benefits to certain employees whose compensation exceeds a defined threshold. It is the Company's policy to fund EPP to meet the minimum funding standard as prescribed by the Employee Retirement Income Security Act of 1974 ("ERISA"). EPPS is a non-qualified supplemental plan that was unfunded at December 31, 2009. The Company utilizes the "projected unit credit" actuarial method for financial reporting purposes. The measurement date for these plans is December 31.

(Dollars In Thousands)

Effective January 31, 2005, the EPP and the EPPS were amended to cease future benefit accruals and future participation. As a result of such amendment, active participants will continue to receive credit for service completed after January 31, 2005 for purposes of vesting; however, future service does not count for purposes of future benefit accruals under the plans. Vested benefits for active participants as of January 31, 2005 have been retained.

Employees of Lazard Asset Management Limited, ("LAM-UK") a subsidiary of LAM, are covered by a defined benefit pension plan (the "UK Plan") co-sponsored by LAM-UK and Lazard & Co. Limited, a UK affiliate. This Consolidated Statement of Financial Condition and notes include LAM-UK's 27% share of the plan's assets and liabilities, at December 31, 2009. The plan utilizes the "projected unit credit" actuarial method for financial reporting purposes. Effective March 31, 2006, the plan was amended to cease future accruals. As a result of such amendment, future service and compensation increases will not be taken into account for purposes of future benefit accruals under the plans. Vested benefits for active participants as of March 31, 2006 were retained.

In accordance with agreement reached with the Trustees of the UK Plan, LAM-UK is contingently obligated to make contributions to the UK Plan depending on the cumulative performance of the UK Plan's assets against specific benchmarks as measured on June 1, 2009 (the "measurement date") and subsequently on June 1, 2010 (the "remeasurement date").

Investment Policies and Strategies - The primary investment goal is to ensure that the Company's pension plans remain well funded, taking account of the likely future risks to investment returns and contributions. As a result, portfolios of assets are maintained with appropriate liquidity and diversification that can be expected to generate long-term future returns that minimize the long-term costs of the pension plans without exposing the trusts are to an unacceptable risk of under-funding. The Company's likely future ability to pay such contributions as are required to maintain the funded status of the plans over a reasonable time period is considered when determining the level of risk that is appropriate.

The expected long-term rate of return on plan assets assumption is developed by using historical data, which includes; market yields, price earnings ratios, investment returns, volatilities and other data. Such historical data is then adjusted for (i) current market conditions; including current market yields and equity dividend and earnings yields, and (ii) information from central banks and academic papers that serve as indicators of future inflation and economic growth. The adjusted historical data is then evaluated against investment manager expectations.

Concentrations – At December 31, 2009, 50% of the EPP's assets are invested in three exchange traded mutual funds that invest in equity securities and 50% is invested in an exchange traded mutual fund that invests in debt securities.

Defined Contribution Plan - The Company sponsors a defined contribution plan, (the "401(k) Plan"), which covers substantially all of its employees in the United States of America. The Company matches 100% of pre-tax contributions, excluding catch-up contributions, to the 401(k) Plan up to 4% of eligible compensation. Participants are 100% vested in all employer-matching contributions after three years of service.

(Dollars In Thousands)

Post Retirement Medical Plan - The Company also has a non-funded contributory post-retirement medical plan (the "Medical Plan") covering qualifying U.S. employees. The Medical Plan pays stated percentages of most necessary medical expenses incurred by retirees, after subtracting payments by Medicare or other providers and after stated deductibles have been met. Participants become eligible for benefits if they retire from the Company after meeting certain age and service requirements.

Effective January 1, 2005, post-retirement health care benefits are no longer offered to managing directors and employees hired on or after January 1, 2005 and for managing directors and employees employed before January 1, 2005 who attained the age of 40 after December 31, 2005. In addition, effective January 1, 2006, the cost sharing policy changed for those who qualify for the benefit. The Medical Plan was amended effective January 1, 2008, such that previously ineligible managing directors and employees who meet the Medical Plan's age and service requirements, have the ability, upon retirement, to elect to purchase medical coverage through the Medical Plan at no cost to the Company. The Company will continue to contribute towards the cost of retiree medical premiums for those employees hired before January 1, 2005 who were age 55 or older on or before December 31, 2005. The measurement date for this plan is December 31.

The following table summarizes the return on plan assets, benefits paid and contributions for the year ended December 31, 2009:

	Employee Pension Plans	Employee Pension Plan Supplement	Post Retirment Medical Plan
Actual return on plan assets	$ 11,205	$ -	$ -
Employer contribution	$ 467	$ 89	$ 379
Benefits paid	$ 4,078	$ 89	$ 379

(Dollars In Thousands)

The following table summarizes the Company's fair value of the assets and the funded status and amount recognized in the Consolidated Statement of Financial Condition at December 31, 2009:

	Employee Pension Plans	Employee Pension Plan Supplement	Post Retirment Medical Plan
Change in Plan Assets			
Fair value of plan assets at beginning of year	82,611	-	-
Actual return on plan assets	11,205	-	-
Employer contribution	467	89	379
Benefits paid	(4,078)	(89)	(379)
Foreign currency translation adjustment	7,086	-	-
Fair value of plan assets at end of year	97,291		
Funded surplus (deficit) at end of year	$ 2,136	$ (1,048)	$ (5,357)
Amount recognized in the Consolidated Statement of Financial Condition consists of:			
Prepaid pension assets (included in "other assets")	$ 5,027	-	-
Accrued benefit liability	(2,891)	$ (1,048)	$ (5,357)
Net asset (liability) recognized	$ 2,136	$ (1,048)	$ (5,357)

The assumptions used to develop actuarial present value of the projected benefit obligation and net periodic benefit cost is set forth below:

Weighted-average assumptions used to determine Benefit Obligations at December 31, 2009:			
Discount rate	5.8 %	6.0 %	5.6 %
Health care cost trend rates:			
Initial			8.5 %
Ultimate			6.0 %
Rate of compensation increase			
Year ultimate trend rate achieved			2015

Generally, the Company determined the discount rate for its defined benefit plan by utilizing indices for long term, high quality bonds and ensuring that the discount rate does not exceed the yield reported for those indices after adjustment for the duration of the plan liabilities.

(Dollars In Thousands)

The assumed cost of healthcare has an effect on the amounts reported for the firm's post-retirement plans. A 1% change in the assumed healthcare cost trend would have the following effects

	1% Increase	1% Decrease
Cost	$ 45	$ (38)
Obligation	$ 564	$ (490)

The following table summarizes the expected employer contributions for the Company's plans for the 2010 fiscal year:

	Employee Pension Plans	Employee Pension Plan Supplement	Post Retirment Medical Plan
2010	$ 833	$ 64	$ 353

Expected Benefit Payments – The following table summarizes the expected benefit payments for each of the Company's plans for each of the next five fiscal years and in the aggregate for the five fiscal years thereafter:

	Employee Pension Plans	Employee Pension Plan Supplement	Post Retirment Medical Plan
2010	3,410	64	353
2011	3,461	168	389
2012	3,962	96	425
2013	4,034	34	448
2014	4,363	103	447
2015 - 2019	25,402	368	2,059

(Dollars In Thousands)

Plans' Assets - All the plans' investments are classified as level 1 investments and their fair values are based on market quotes. The Company's pension plans' weighted-average asset allocations at December 31, 2009, by asset category are as follows:

Asset Category	
Debt Securities	52%
Equity Securities	47%
Other	1%
Total	100%

15. RESTRUCTURING PLAN

In February, 2009, Lazard Ltd announced a restructuring plan to optimize its mix of personnel, which included certain staff reductions and realignments of personnel.

As of December 31, 2009, the remaining liability associated with the restructuring plan was approximately $326. Such aggregate amount is reported within "accrued compensation and benefits" and "other liabilities" on the accompanying consolidated Statement of Financial Condition as of December 31, 2009.

16. INCOME TAXES

As a single-member limited liability company, LF & Co. is disregarded as an entity separate from its owner and its operations are included in the tax returns of Lazard Group. Therefore, the Company has no income tax expense except with regard to its asset management subsidiaries that are taxed in the jurisdictions in which they operate as well as their income attributable to their operations apportioned to New York City, which are subject to New York City Unincorporated Business Tax ("UBT") and the operations of GAHL, which is subject to federal and state income taxes.

(Dollars In Thousands)

Deferred tax assets and liabilities at December 31, 2009 are as follows:

Deferred tax assets:		
Compensation and benefits	$	9,189
Net operating and tax credit carryforwards		4,120
Unrealized gains and losses		216
Depreciation and amortization		639
Other		454
Gross deferred tax asset		14,618
Valuation allowance		(3,774)
Total deferred tax assets, net of valuation allowance		10,844
Deferred tax liabilities:		
Compensation and benefits		1,543
Depreciation and amortization		161
Total deferred tax liabilities		1,704
Total net deferred tax assets	$	9,140

The valuation allowance for deferred tax assets increased $1,790 during 2009, which is primarily attributable to an increase in net operating loss carryforwards and deferred compensation at a foreign subsidiary.

The Company's liability for unrecognized tax benefits of $7,819 at December 31, 2009, includes $1,078 related to interest and penalties, which, if recognized, would favorably affect the effective tax rate. The Company is no longer subject to income tax examination by foreign tax authorities for years prior to 2003 and by state and local tax authorities for years prior to 2004. While the Company is under examination in various tax jurisdictions with respect to certain open years, the Company believes that the result of any final determination related to these examinations is not expected to have a material impact on its Consolidated Statement of Financial Condition. Developments with respect to such examinations are monitored each period and adjustments to tax liabilities are made as appropriate.

(Dollars In Thousands)

A reconciliation of the beginning to the ending amount of gross unrecognized tax benefits (excluding interest and penalties) as of December 31, 2009 is as follows:

Balance, January 1, 2009 (excluding interest & penalties of $915)	$	3,982
Increases in gross unrecognized tax benefits pertaining to:		
Tax positions taken during prior years		456
Tax positions taken during current year		3,138
Decreases in gross unrecognized tax benefits pertaining to:		
A lapse of the applicable statue of limitations		(835)
Balance, December 31, 2009 (excluding interest & penalties of $1,078)	$	6,741

The Company anticipates that it is reasonably possible that the total amount of unrecognized tax benefits recorded at December 31, 2009 will decrease within 12 months by an amount up to $1,340 as a result of the lapse of the statute of limitations in various taxing jurisdictions.

17. SUBSEQUENT EVENTS

Retirement Policy – In January 2010, Lazard Ltd amended its retirement policy with respect to RSU awards. Such amendment served to modify the retirement eligibility requirements of existing and future RSU awards, and, as such, the Company accelerated the recognition of compensation expense for the affected RSU awards.

* * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 26, 2010

Lazard Frères & Co. LLC
30 Rockefeller Center
New York, NY 10020

In planning and performing our audit of the consolidated financial statements of Lazard Frères & Co. LLC and subsidiaries (the "Company") as of and for the year ended December 31, 2009 (on which we issued our report dated February 26, 2010 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of internal control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future

periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the management committee, the member, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Management Committee and Member of
Lazard Frères & Co. LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Lazard Frères & Co. LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7T. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T to paid checks (#151627 and #186057) and to corresponding bank statements, noting no differences.
2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009, less revenues reported on the Financial and Operational Combined Uniform Single (FOCUS) reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting a difference of $548,607,503.
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 26, 2010

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

002595 FINRA DEC
LAZARD FRERES & CO LLC 7*7
ATTN: JOHN CEGLIA-CONTROLLER FL 59
30 ROCKEFELLER PLZ
NEW YORK NY 10112-0015

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2\. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 961,571.80

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (318,249.35)

7/27/2009
Date Paid

C. Less prior overpayment applied (–)

D. Assessment balance due or (overpayment) 643,322.45

E. Interest computed on late payment (see instruction E) for______days at 20% per annum –

F. Total assessment balance and interest due (or overpayment carried forward) $ 643,322.45

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 643,322.45

H. Overpayment carried forward $( )

3\. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Lazard Freres + Co. LLC
(Name of Corporation, Partnership or other organization)

John Ceglia
(Authorized Signature)

Controller
(Title)

Dated the 26 day of February, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ______ Received ______ Reviewed ______

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending December 31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 399,330,435
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	–
(2) Net loss from principal transactions in securities in trading accounts.	–
(3) Net loss from principal transactions in commodities in trading accounts.	–
(4) Interest and dividend expense deducted in determining item 2a.	–
(5) Net loss from management of or participation in the underwriting or distribution of securities.	–
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	–
(7) Net loss from securities in investment accounts.	–
Total additions	–
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	–
(2) Revenues from commodity transactions.	–
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	–
(4) Reimbursements for postage in connection with proxy solicitation.	–
(5) Net gain from securities in investment accounts.	14,701,717
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	–
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	–
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	–
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ –	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ –	
Enter the greater of line (i) or (ii)	–
Total deductions	14,701,717
2d. SIPC Net Operating Revenues	$ 384,628,718
2e. General Assessment @ .0025	$ 961,571.80

(to page 1 but not less than $150 minimum)